Offering Statement

February 3, 2017



A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

No person has been authorized to give any information or to make any representations in connection with the offer made by this investment memorandum, nor has any person been authorized to give any information or make any representations other than those contained in this investment memorandum, and if given or made, such information or representations must not be relied upon. This investment memorandum does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering statement nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of our company since the date hereof.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

TABLE OF CONTENTS

PRISTINE SUN WI, LLC

$350,000 in Senior Secured Promissory Notes

$1,000.00 per Note

SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this investment memorandum. See "Risk Factors" for information to be considered by prospective investors.

Pristine Sun, the leading developer/owner/operator of small utility scale projects in California and several other states, was awarded the largest community solar project in Wisconsin by XCEL Energy (the 5th largest utility in America). Two one-megawatt (1 MW) projects are to be constructed (the "Projects"). The first Project is on an old landfill in Eau Claire, Wisconsin and has all of its discretionary permits, signed 20-year Power Purchase Agreement with XCEL Energy, and interconnection. All we need is the capital to build it.

We are offering a total of $350,000 worth of promissory Notes ($105,000 have been purchased already, so $245,000 of Notes remain available). The Notes will be prepaid with interest on the first anniversary of the issuing date. The proceeds from the sale of the Note will be used to fund a portion of the construction of the Projects.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

For purposes of this section, the terms "we," "us," and "our" refer to the Company, and the term "you" refers to Purchaser. You are urged to consider carefully, with your advisers, all of the risks described below before deciding whether to purchase the Note. Each of the risks identified below could have a material adverse effect on your investment in the Note and may result in the loss of your entire investment.

Nothing contained in these Risk Factors is or may be relied on as a promise or representation as to any future performance or event. These Risk Factors speak only as of the date of this

Agreement, and we have no duty to update these Risk Factors. These Risk Factors do not purport to contain all information that might be required to evaluate your decision to purchase the Note, and you must conduct your own independent analysis.

These Risk Factors contain forward-looking statements that are based on our expectations, assumptions, estimates, and projections about our business and its future. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in these Risk Factors. In addition to the risks specifically identified in these Risk Factors, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial, which risks or uncertainties may ultimately have a material adverse effect on your investment.

No person has been authorized to give any information or to make any representation other than those contained in this memorandum. You should not rely on any information or representations other than those contained in this memorandum.

Company Risks

1. We have a limited operating history. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

2. Our ability to repay the Note is dependent on the success of the Project We will be able to repay the Note in full only if development of the Project occurs, which is dependent on the Company securing additional funds for construction. There is no certainty that the Company will be able to secure such funds.

3. We have no financial statements. We currently have no actual financial statements. Consequently, your ability to assess our financial condition, our results of operations, and our cash flow is severely limited. We encourage you to consult with your legal and financial advisors to determine whether you have sufficient financial information to evaluate the merits and risks of purchasing the Note.

4. Any financial projections that may have been disclosed to you (in writing, orally, or otherwise) were for illustrative purposes only. Any financial projections that may have been disclosed to you, were based on a variety of estimates and assumptions which may not be realized, and are inherently subject to significant business, economic, legal, regulatory, and competitive uncertainties, most of which are beyond our control. There can be no assurance that any projections that may have been disclosed to you will be realized, and actual results may different materially from such projections.

5. We will need to raise additional financing. Our ability to implement our business plan will depend on our ability to obtain additional financing in the future. We intend to borrow additional funds from persons on terms that are substantially similar to the terms of the Note, as well as raising additional funds through the issuance of equity and senior debt. However, we cannot assure you that we will be able to do this or that additional financing will be available on terms favorable to us. If adequate funds are not available on acceptable terms, our ability to continue and grow our businesses would be dependent on the cash from your loan and on the cash flow, if any, from our operations, which may

not be sufficient.

6. We may not generate sufficient cash flow to make payments to you. There is no assurance that we will ever have income sufficient to cover our expenses and repay you. Your rights under the Note are secured, but you will be responsible for working with the Collateral Agent to collect the Collateral.

7. Our success depends on the skills and expertise of Troy Helming ("Executive Team"). Our success substantially depends on the skills, talents, abilities, and continued services of the Executive Team. There is no guarantee that Executive Team will manage our business successfully. We do not carry life or disability insurance on the Executive Team. The loss of the services of the Executive Team, for any reason, may have a material adverse effect on your investment.

8. You will not have any right to control management. You will be a creditor of the Company without any right to control the management of the Company. Troy Helming, in his capacities as our manager, President and CEO, will have complete control over all of the decisions related to our business. Mr. Helming could cause the Company to take actions over your objections. Additionally, Mr. Helming will not be obligated to cause the Company to pursue any alternative course of action that may be suggested or advocated by you.

9. There will be significant restrictions on your ability to assign the Note. The Note is nonnegotiable, and you may not assign the Note to any person. Additionally, federal and state securities laws may place additional restrictions on your ability to transfer your units. Because of these restrictions, you may be unable to liquidate your investment in the event of an emergency or for any other reason. As a result, you should purchase the Note only if you are prepared to hold the Note for an indefinite period of time, or at least until the maturity date of the Note.

10. This memorandum has not been reviewed or approved by the government. No government agency or authority has reviewed or approved this Agreement or any of the documents provided to you relating to this memorandum, including these Risk Factors. Further, no government agency or authority will review or approve any of the documents provided to you if the Note is converted into units of the Company. You are expected to conduct your own review and analysis before deciding whether to purchase the Note.

11. An investment in the Note has tax consequences. The tax consequences of purchasing the Notes are may vary depending on your particular tax situation. We strongly encourage you to consult with your legal and tax advisors to determine the tax implications of purchasing the Note.

OFFERING

Pristine Sun WI, LLC, a Wisconsin limited liability company, is offering $350,000 in secured promissory Notes (the "Notes"), the proceeds of which will be used to finance a portion of the Projects (the "Offering"). The Notes bear simple interest at a rate of 20 percent per annum, which will accrue until the earlier of March 31, 2017 or Issuer's repayment of the Notes, at which time and principal and interest shall be paid in full. The Notes are Senior Secured and will be general obligations of the Issuer.

USE OF PROCEEDS

The Issuer will use the proceeds as follows. First, $84,000 will be used to make a refundable utility interconnection security deposit to XCEL Energy. Second, approximately $50,000 will go to the long-term lender of the project (the lender deposit to begin drafting the commitment letter and lender due diligence costs). Last, the balance of funds used for pre-construction expenses and equipment procurement. The Notes will be secured with a first position lien on the assets purchased with the proceeds.

The offering deadline is March 31, 2017 ("Offering Deadline"); if the target offering amount of $350,000 (the "Target Amount") is not achieved by the Offering Deadline (and the Issuer does not extend the Offering Deadline), purchase commitments will be canceled and retuned. The Issuer will accept purchases in excess of the Target Amount and sell Notes up to an aggregate Offering amount of $500,000.

ABOUT THE ISSUER

The Issuer is a limited liability company organized under the laws of the State of Wisconsin, and was formed for the sole purpose of financing the Project, as hereinafter defined.

The Issuer is:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company has no directors. The Issuer's sole member is Pristine Sun, LLC. The Issuer's Manager is Troy Helming, who is also the President of Pristine Sun LLC (the "Sponsor"). Mr Helming I the founder of Pristine Sun and has held that position for eight years (*see "About the Sponsor" below*).

ABOUT THE PROJECT

When operational, the Projects will comprise the largest community solar project in Wisconsin. Each project will be comprised of ~2,941 solar panels from Canadian Solar (as well as existing inventory held by Pristine Sun WI, LLC's parent company, Pristine Sun LLC) and ~20 high-efficiency string inverters operating at 1,000 volts DC. The mounting of the system will be on a fixed tilt galvanized steel frame with a design life of 50 years or more. The solar panels have a performance warranty guarantee of 25 years, with an expected useful life of up to 50 years. The inverters have a 10-year warranty and a design life of 15 to 25 years, so they will need to be replaced at least one time during the life of the project. The output of the project will be sold to Xcel Energy, the 5th largest utility in the America with a strong A3 credit rating from Moody's, which means the customer is considered an "Investment Grade" buyer of our clean energy. Commercial operation of the Project is anticipated in the 2nd quarter of 2017.

ABOUT THE SPONSOR

Pristine Sun, the Sponsor of the Project, is the leading developer, operator and owner of small utility-scale solar PV projects in California, and one of the leading such developers in the USA. It was formed in 2009 and is led by Troy Helming, CEO, an industry veteran with 20 years' experience who founded the first wind-farm company in Kansas (Tradewind Energy) in 1998, which he sold in 2004 and has built over 2 GW ($4 Billion) worth of wind and solar energy projects since inception. The Company has successfully raised tens of millions of dollars, developed hundreds of megawatts of solar projects, and its solar energy pipeline is in the top 5 of all developers in the USA.

Formed in 2009 by successful wind energy developer team. By 2012 it had captured more PPAs with PG&E in California than all other solar developers COMBINED. The Company built a cloud-based scalable 600-step origination, development, workflow and project management platform. The Company was awarded a $900K Department of Energy grant to commercialize floating solar systems, and has won contracts with water utilities for $50M of floating solar systems in California. By 2016, the Company had developed, financed and built 250 solar systems (30 were sold, 220 it owns & operates) and amassed a development pipeline of 800 projects across 22 states with over 9,000 MW ($18B) of projects waiting for capital to be installed, with an average 9% IRR 2 unleveraged, 12-18% leveraged. 15% of the pipeline is Hot, 15% Warm, and 70% Cold (late, mid, and early stage development, respectively). "Hot" projects could begin installation within 1-4 months after sufficient project equity capital is in hand. Warm and Cold projects need an additional 6 and 12 months, respectively.

PRISTINE SUN LLC (SPONSOR) CAPITALIZATION

2009	$500k cash from founder
2010	$3M of loan guarantees from founder
2011	$10M from Capital Dynamics ($25B AUM-Assets Under Mgmt) for 40% of the Company
2012-2013	Bootstrapped with revenue & ~$4 Million of net profit in 2013, bought out CapDyn's equity in full and repaid all CapDyn loans with interest
2014	$19M of growth loans received from Partners For Growth (PFG), a San Francisco-based private lender with ~$200M of AUM, paid down to $15M from profits
2015-2016	Bootstrapped and recapitalized, sold ~10% of projects in development to pay off PFG in full (to be 100% debt-free)

- For the 4 years from 2013 to 2016, the Company has been profitable and/or cash-flow positive in each of these four consecutive years. As of 3Q 2016, Pristine Sun had approximately $81 Million of assets on its balance sheet.

- For more information on us, please see our website at www.pristinesun.com

TERMS OF THE OFFERING

Type of Offering	Secured Debt
Issuer	Pristine Sun WI, LLC, a Wisconsin limited liability company ("Issuer")
Notes Offered	$350,000 in promissory Notes.
Interest Rate	20% per annum, accruing until the Maturity Date
Use of Proceeds	Net proceeds of the offering will be used to finance a portion of the construction of two 1–megawatt solar photovoltaic projects in Eau Claire, Wisconsin, with the first $84,000 going to a refundable utility interconnection security deposit to XCEL Energy, approximately $50,000 going to the long-term lender of the project (the lender deposit to begin drafting the commitment letter and lender due diligence costs), and the balance of funds used for pre-construction expenses and equipment procurement.
Target Amount	$350,000
Oversubscriptions	The Issuer will accept purchases in excess of the Target Amount and additional Notes will be sold, up to a maximum of $500,000
Offering Deadline	March 31, 2017
Maturity Date	The earlier of March 31, 2018 or upon a change of control of the Issuer
Prepayment	The Company shall have the option to prepay the Notes at any time prior to the Maturity Date by paying the principal and all accrued interest.
Security	The Notes are senior secure; the Issuer will grant Note holders a security interest in the assets purchased with the proceeds from the Note. Cleantech Law Partners will serve as the collateral agent.
Ranking	The Notes will be our senior secured obligations and will rank first in terms of security priority, ahead of and senior to our unsecured and unsubordinated debt from time to time outstanding.
Securities Exemption	The Issuer is relying on the exemption to registration in Section 6(a)(4) of the Securities Act of 1934 and Regulation Crowdfunding issued by the Securities and Exchange Commission.
Denominations	The Notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000 in excess thereof.
Transaction Process	These Securities are being sold via the GridShare.com, a Funding Portal registered with the SEC (the "Intermediary"). Securities will be delivered to purchasers via the Intermediary's website, and will consist of a Note and a Note Purchase Agreement.
Cancellation	NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

	If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.
Governing Law	Wisconsin
Risk Factors	You should consider carefully all the information set forth in our Form C and, in particular, you should evaluate the specific factors set forth under the heading "Risk Factors" in our Form C filed with the SEC, as well as the other information contained or incorporated herein by reference, before investing in any of the Notes.
Trading	The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of any series of the Notes on any securities exchange.
GridShare Compensation	For its services, GridShare will receive a fee of 3% of the net capital raised and 2% of the Notes offered
Debt Repayment Interest Rate	20%
Debt Repayment Period	12 (months)
Minimum Investment	250

LEGAL MATTERS

The Notes have not been, nor will they be, registered under the Securities Act of 1933 or any state securities laws. This Nonnegotiable Promissory Note may not be sold, assigned, or otherwise negotiated to any person unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Company receives an opinion of counsel, in form and from counsel acceptable to the Company, that the sale, assignment, or other negotiation is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

These securities are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding. Each purchaser of any Note acknowledges and represents that it is a qualified investor for securities offered pursuant to these exemptions, and that upon payment of the purchase price, the Note Purchase Agreement constitutes a legal and binding obligation of such purchaser.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:
  (1)   to the issuer;
  (2)   to an accredited investor;
  (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
  (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser,

and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse

ADDITIONAL INFORMATION

For additional information regarding the Offering or the terms thereof, please contact the Issuer via its listing on GridShare.com.